Filed by IPC Holdings, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: Max Capital Group Ltd.

(Commission File No.: 000-33047)

IPC HOLDINGS MAILS PROXY MATERIALS AND LETTER TO SHAREHOLDERS

Shareholders Urged To Vote For IPC/Max Amalgamation

Annual General Meeting Of Shareholders To Be Held On June 12, 2009

HAMILTON, Bermuda – May 7, 2009 – IPC Holdings, Ltd. (NASDAQ: IPCR; BSX: IPCR BH) today announced that the joint proxy statement/prospectus for its amalgamation with Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) has been declared effective by the U.S. Securities and Exchange Commission and that both companies have commenced mailing definitive proxy materials to shareholders of record as of the close of business on April 28, 2009. IPC’s annual general meeting of shareholders will be held on June 12 at 11:00 a.m. local time in order to obtain shareholder approval for the combination with Max.

In a letter accompanying the proxy material, IPC urges shareholders to vote for the Max transaction. Key points from the letter include:

•	The Max amalgamation has significant value creation potential and upside for IPC shareholders.

•	The amalgamation with Max has low execution and integration risk and a clear and speedy path to closing.

•	The Validus proposal is not superior.

•	Rejection of the Max amalgamation does not mean that IPC will combine with Validus. There are serious risks to completing any possible combination with Validus.

•	Validus’s proposed exchange offer could not be completed and is highly conditional.

•	IPC’s bye-laws do not allow for any shareholder to be the registered owner of more than 9.9% of the company’s outstanding shares.

Mr. Hammond said, “The IPC Board strongly believes that the combination with Max will create an industry leader with a diversified, balanced global underwriting platform. IPC and Max have a fully negotiated transaction with compelling strategic benefits and superior value for IPC shareholders. The IPC Board urges shareholders not to be distracted by Validus’s attempts to acquire IPC at a discount to book value. The uncertainty and substantial risk associated with the Validus proposed exchange offer are highlighted in Validus’s own proxy materials, which state that Validus reserves the right to withdraw its offer. We urge IPC shareholders to vote the white proxy card for all the proposals associated with the merger.”

The full text of Mr. Hammond’s letter to IPC shareholders follows:

Dear Fellow Shareholder:

At the upcoming annual general meeting of shareholders on June 12, 2009, shareholders of IPC will vote on the amalgamation of IPC Holdings, Ltd. with Max Capital Group Ltd. Enclosed please find the proxy materials pertaining to this meeting.

Your board of directors firmly believes that this combination will create a world-class specialty insurer/reinsurer with enhanced strength, scope and scale, and which will be well-positioned for long-term success and the creation of superior shareholder value. Your Board of Directors strongly supports the amalgamation with Max.

This is a very important meeting. We encourage you to read the enclosed material carefully and vote FOR all the proposals associated with the merger on the WHITE proxy card promptly. Your vote is very important no matter how many or how few IPC shares you own.

The Max Amalgamation Has Significant Value Creation Potential

And Upside For IPC Shareholders

As discussed in the accompanying proxy statement, in the fourth quarter of 2007, IPC’s Board of Directors decided to develop and evaluate strategic options with the goal of creating superior value for IPC’s shareholders. The Board determined that the best way to achieve that goal was through a business combination with a company with diversified business lines and platforms, with less correlated risk and with a market capitalization similar to that of IPC. In October 2008, we commenced a comprehensive review process in which we considered a combination with a significant number of counterparties, including some who we invited to submit proposals and others that approached us.

After completion of this thorough process, the Board determined that a combination with Max was the best way to achieve the goal of superior value creation. The terms of the amalgamation are very favorable to IPC’s shareholders, having been negotiated when Max’s share price reflected a considerable discount to its 52-week high and its book value. In a market in which it is extremely difficult for a company to raise capital at reasonable terms, IPC is significantly increasing the size of its capital base without incurring any goodwill and adding business lines and global platforms at an exchange ratio that valued Max at 72% of its diluted book value at the time of the announcement.

The other benefits of the Max combination are substantial and would create a company with:

•

Enhanced size and scope, with approximately $3 billion of capital, a significant increase compared to the size of IPC’s capital base today. A larger capital base provides a larger buffer to protect our capital from catastrophe events, while also giving the combined company the flexibility to deploy capital and take advantage of favorable pricing and underwriting developments across a greater number of business lines and regions. In addition, the amount of capital needed per dollar of premium decreases as the risk portfolio becomes larger, more diverse and less correlated. A larger capital base also enhances the ability to achieve better ratings, which should allow us the opportunity to write a greater volume of business on more favorable terms.

•	A specialty insurance/reinsurance business with significant product depth and a more diversified earnings base, which should moderate IPC’s current earnings volatility.

•	Global and diversified operating platforms with underwriting facilities in Bermuda, Dublin, at Lloyd’s and in six major U.S. cities.

•	Highly complementary businesses with limited overlap between IPC’s strength in property catastrophe reinsurance and Max’s diversified insurance and reinsurance platforms.

•	A top-notch management team with proven ability to manage a more diversified business, led by Marty Becker.

The Amalgamation With Max Has Low Execution And Integration Risk And A

Clear And Speedy Path To Closing

IPC and its outside advisors engaged in extensive due diligence on Max starting from October 2008. Outside advisors included an independent consulting firm, an independent investment advisory firm and an independent accounting firm, in addition to J.P. Morgan as financial advisor and Sullivan & Cromwell and Mello Jones & Martin as legal advisors.

During the negotiations and due diligence, our two companies held substantial conversations about the integration of our businesses, and we jointly created a business plan for the combined company. Our compatible cultures will help ease the process of integrating our two companies. We have already passed many hurdles:

•

IPC and Max have had very positive joint meetings with each of the rating agencies regarding their planned amalgamation and received indicative ratings for the combined business from the rating agencies.

•	In addition, IPC and Max have secured amendments to our existing syndicated credit facilities that permit us to complete this transaction.

•	Most of the regulatory approvals and closing conditions have been met. We expect to close the transaction on or shortly after our June 12 shareholders’ meeting.

The Validus Proposal Is Not Superior

As you may be aware, IPC received an unsolicited acquisition proposal from Validus Holdings, Ltd. at the end of March. In October 2008, we had determined that Validus would not be invited into our selection process due to the size of its catastrophe exposure, the level of its goodwill and intangible assets and, given its formation in 2005 and acquisition of substantial assets in 2007, its relative lack of seasoning compared to other alternatives. Following receipt of its proposal, after careful review and consideration, the Board of Directors of IPC unanimously determined that the Validus proposal does not constitute a superior proposal for a number of reasons including:

•	The Validus proposal provides less value creation potential and upside for IPC’s shareholders.

•

The delivered value to IPC shareholders is unclear because of the uncertainty around the timing of the Validus proposal and the hurricane risks to which both IPC and Validus are exposed. Since the date of its proposal Validus’s stock has already gone down by 6%.

•

The Validus proposal fails to meet IPC’s diversification goals – a key component of the board’s objective of achieving greater shareholder value while protecting shareholder capital from extreme catastrophe events. Validus predominantly writes short tail lines, which represent 94% of its gross premiums written in 2008.

•

Validus discloses in its own SEC filings that “most of the lines of business underwritten have large aggregate exposures to natural and man-made catastrophes”, that its marine business (i.e., not its property catastrophe business) represented 27% of its Hurricane Ike losses (including loss adjustment expenses, net of reinsurance and gross of reinstatement premiums) and Talbot (an acquisition designed to diversify) represented 17%. The analogous figures for Hurricane Gustav were 18% and 30%, respectively. Having been formed in 2005, after Hurricane Katrina, these hurricanes were the first major test of Validus’s capabilities.

•

In addition to these existing exposures, in its preliminary proxy materials filed May 1, 2009, Validus further discloses that after an amalgamation with IPC, Validus will “have larger aggregate exposures to natural and man-made disasters than it does today.”

•	The Validus proposal is less certain, is riskier for IPC’s shareholders and would take longer to close.

Since Validus’s announcement of its unsolicited offer the “premium” asserted by Validus of its stock offer over IPC’s market price has declined from 18% to 8% as of May 6, 2009. Despite our unanimous rejection of its offer, Validus persists in attempting to acquire IPC at a discount to book value, in the current capital constrained environment.

Validus will be soliciting your proxy in opposition to the merger with Max. We expect that you will receive proxy materials from Validus shortly. Your Board of Directors strongly supports the amalgamation with Max and urges you to vote FOR all the proposals associated with the merger with Max on the WHITE proxy card. Please do not sign or return Validus’s gold proxy card.

Rejection Of The Max Amalgamation Does Not Mean That We Will Combine

With Validus. There Are Serious Risks To Completing

Any Possible Combination With Validus.

We currently expect to be able to complete the transaction with Max on or shortly after June 12, with all regulatory approvals obtained. In contrast, in our view, any negotiated transaction with Validus likely could not be completed before September, at the very height of the hurricane season. Our transaction with Max would have to be rejected by IPC’s shareholders before IPC would be able to conduct due diligence on and negotiate with Validus. There is no assurance IPC would, at that time, choose to enter into a transaction with Validus. Even if IPC were to proceed with Validus in a negotiated transaction at that time, Validus and IPC would both need to obtain consents under their credit facilities before the deal could close, whereas no such additional consents would be necessary to close the IPC/Max transaction. Validus and IPC would also need to achieve satisfactory indications from the ratings agencies regarding the ratings outcomes of such a combination.

Validus’s Exchange Offer Could Not Be Completed And Is Highly Conditional

Validus recently announced its intention to launch an exchange offer for IPC under the same economic terms as its unsolicited offer, which has already been rejected by IPC’s Board. We believe the proposed Validus exchange offer, as described in its press release, could not be completed and is highly conditional.

Most importantly, Validus could not close its proposed exchange offer under IPC’s bye-laws, which do not allow for any shareholder to be the registered owner of more than 9.9% of the company’s outstanding shares. Therefore, Validus will not be able to complete its proposed exchange offer.

In addition, the proposed exchange offer is conditioned, among other things, on:

•	IPC shareholders rejecting the Max amalgamation at the upcoming shareholder meeting;

•	A minimum of 90% of IPC shareholders agreeing to accept Validus’s below-book-value price in the exchange offer; and

•	Validus and IPC receiving approvals under their credit facilities.

IPC believes that the receipt of satisfactory ratings from the rating agencies, also a necessary precondition of a transaction, is uncertain in any Validus transaction.

In addition, IPC believes that Validus’s alternative proposal of a Scheme of Arrangement, also on the same economic terms already rejected by the IPC Board, is unprecedented, impractical and would face very substantial legal difficulties.

THE PATH TO THE CREATION OF SUPERIOR

SHAREHOLDER VALUE IS CLEAR

We urge you to support the amalgamation with Max TODAY by signing, dating and returning the enclosed WHITE proxy card FOR all the proposals associated with the combination. Please do not sign or return Validus’s gold proxy card.

You can find more information about the annual general meeting of shareholders and the Max amalgamation at our website: www.ipcre.com. Please register at the site so that you will be apprised of any developments.

Sincerely,

Kenneth L. Hammond

Chairman of the Board of Directors

On Behalf of the IPC Holdings Board of Directors

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. This press release is not a substitute for the definitive joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.

Contacts:

Media

The Abernathy MacGregor Group

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Investors

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833